UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                        GLOBAL EQUITY INTERNATIONAL, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                   37952E 109
                                 (CUSIP Number)

                                   Enzo Taddei
                          Avenida Marques del Duero 67,
                               Edificio Bahia 2A,
                          29670 San Pedro de Alcantara,
                                 Malaga, Spain.
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 8, 2015
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 2 of 5 Pages
--------------------                                           -----------------


1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Enzo Taddei
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [X]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    OO
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    United Kingdom
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     131,451,613 shares of Common Stock
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       131,451,613 shares of Common Stock
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    131,451,613 shares of Common Stock
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.84% of Common Stock
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 3 of 5 Pages
--------------------                                           -----------------


ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, $.001 par value, of Global Equity International, Inc., a Nevada corporation ("Issuer"). The address of Issuer's principal office is X3 Jumeirah Bay, Office 3305, Jumeirah Lake Towers, Dubai, UAE.

ITEM 2. IDENTITY AND BACKGROUND

     (a)  Name

          Enzo Taddei

     (b)  Business Address

          Avenida Marques del Duero 67,
          Edificio Bahia 2A,
          29670 San Pedro de Alcantara,
          Malaga, Spain.

     (c)  Present Principal Occupation

          Economist.   Also,   Chief   Financial   Officer   of  Global   Equity
          International, Inc.

     (d)  During the last five years,  Mr.  Taddei has not been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) During the last five years, Mr. Taddei has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship

          United Kingdom

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Taddei converted $98,000 of debt owed to him by the Issuer into 126,451,613 shares of Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 4 of 5 Pages
--------------------                                           -----------------


ITEM 4. PURPOSE OF TRANSACTION

All of shares described in Item 3, above, were acquired for investment purposes by Mr. Taddei, who at the time of the acquisition of the shares had no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of Issuer or the disposition of securities of Issuer;

     (b) An   extraordinary   corporate   transaction,   such   as   a   merger,
         reorganization   or  liquidation,   involving  Issuer  or  any  of  its
         subsidiaries;

     (c) A sale or transfer of a material amount of assets of Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Issuer;

     (f) Any other material change in Issuer's business or corporate structure;

     (g) Changes in Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person;

     (h) Causing a class of securities of Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A  class  of  equity   securities  of  Issuer  becoming   eligible  for
         termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  Aggregate Number and Percentage of Securities

          According to the most recently available information, there are approximately 412,860,955 shares of Issuer's Common Stock outstanding. Mr. Taddei beneficially owns 131,451,613 shares of Issuer's Common Stock or approximately 31.84% of Issuer's issued and outstanding Common Stock.

                                  SCHEDULE 13D
--------------------                                           -----------------
CUSIP NO. 37952E 109                                           Page 5 of 5 Pages
--------------------                                           -----------------


     (b)  Power to Vote and Dispose

          Mr. Taddei has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of the 131,451,613 shares of the Issuer's Common Stock owned directly by Mr. Taddei.

     (c)  Transactions within the Past 60 Days

          Aside from the conversion of $98,000 in debt due to Mr. Taddei by the Issuer in exchange for 126,451,613 shares of Issuer's Common Stock, Mr. Taddei has not engaged in any transactions in common stock of Issuer during the past sixty days.

     (d)  Certain Rights of Other Persons

          Not applicable.

     (e) Date Reporting Person Ceased to be the Beneficial Owner of More Than Five Percent of the class of securities, if applicable

          Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

                                  SPECIAL NOTE:

Please direct any questions you may have about this filing to my attorney, David
E. Wise, Esq., 9901 IH-10 West, Suite 800, San Antonio, Texas 78230. Tel.: (210) 558-2858.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     July 10, 2015
                                     -----------------------------------
                                     (Date)


                                     /s/ Enzo Taddei
                                     -----------------------------------
                                     Signature

                                     Enzo Taddei
                                     -----------------------------------
                                     Name